May 22, 2025

Andrew Yeo
Chief Executive Officer
Phaos Technology Holdings (Cayman) Ltd
83 Science Park Dr,
#02-01 & #04-01A/B The Curie, Singapore Science Park 1
Singapore 118258

       Re: Phaos Technology Holdings (Cayman) Ltd
           Amendment No. 3 to Registration Statement on Form F-1
           Filed May 9, 2025
           File No. 333-284137
Dear Andrew Yeo:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 17, 2025 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed May 9, 2025 Prospectus Summary
Overview, page 5

1. We note your revised disclosure in response to comment 1, including that "[s]ervice revenue increased as a result of solutions and maintenance-based contracts for our customers." Please revise to provide additional detail describing the solutions contracts, given your disclosure on page 6 that customers pay a yearly
       maintenance fee, but software solutions services are bundled free of charge with hardware.
 May 22, 2025
Page 2
Business Strategies, page 48

2. As previously requested, please fully explain how your loan to PT Neura aligns with your stated business strategies and plans. In this regard, it is not clear how the loan helps you "build strategic alliances" or how such alliances can reasonably be expected to increase your revenue. Disclose specifically how PT Neura used the loan proceeds, and fully describe the services that comprise the majority of PT Neura's revenue, including the prices PT Neura charges for these services. Disclose the competitive advantages and disadvantages of PT Neura that materially impact their ability to succeed in the biomedical scanning and bespoke cloud storage solutions markets. In your disclosure, please discuss objective and reliable evidence that supports your conclusion that PT Neura has the financial resources needed to repay the loan, and explain how this evidence supports your conclusion. Finally, please disclose the total assets, total liabilities, total revenues, and net income or loss reported by PT Neura in their most recent financial statements. We may have further comment. Compensation of Executive Directors and Executive Officers, page 60

3. Please revise to include compensation disclosure for your last full financial year, April
       30, 2025. See Item 6.B. of Form 20-F.
Financial Statements, page F-1

4. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-
       month criteria outlined in Instruction 2. to Item 8.A.4, file the necessary representations as an exhibit to the registration statement.
Exhibit Index
Exhibit 23.1, page II-4

5.     The consent references a prior amendment. Please revise.

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   William S. Rosenstadt